SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

In 10/30/2026 ( x ) ( ) Group and Related Persons ( x ) Controlling Shareholders ( ) Board of Directors ( ) Management Quantity Securities/Derivatives Securities Characteristics Intermediate Operation Day Quantity Price Volume (R$) Share Common Shares Tender Offer to Acquire Shares Issued by Braskem S.A. 16 2.850 9,24 26.334,00 Share Class A Preferred Shares Tender Offer to Acquire Shares Issued by Braskem S.A. 16 17.133 9,24 158.308,92 Share Class A Preferred Shares Spot Sale 27 146.200 3,67 536.554,00 Quantity In 10/30/2026 ( ) ( x ) Group and Related Persons ( ) Controlling Shareholders ( x ) Board of Directors ( ) Management Securities/Derivatives Securities Intermediate Operation Day Quantity Price Volume (R$) Share Class “A” Preferred Share 250 ( ) Fiscal Council ( ) Technical or Advisory Bodies Company’s Name: Braskem S.A. Common Share Class “A” Preferred Share Opening Balance Securities Characteristics Quantity Common Share Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Resolution #44/2021 Share the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 438.764.424 122.926.845 Trading in the month Closing Balance Securities Characteristics Quantity Securities/Derivatives Share Securities/Derivatives Share Share Common Share 1 Share 1 Class “A” Preferred Share 250 Closing Balance Securities Characteristics CONSOLIDATED FORM Opening Balance ( ) Technical or Advisory Bodies ( ) Fiscal Council Company’s Name: Braskem S.A. Securities Characteristics Class “A” Preferred Share Common Share Trading in the month Securities/Derivatives Share Share the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Resolution #44/2021 438.761.574 123.055.912 Securities/Derivatives In 10/30/2026 ( ) the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 ( x ) Group and Related Persons ( ) Controlling Shareholders ( x ) Board of Directors ( ) Management Securities/Derivatives Securities Intermediate Operation Day Quantity Price Volume (R$) In 10/30/2026 ( ) the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 ( x ) Group and Related Persons ( ) Controlling Shareholders ( ) Board of Directors (x) Management Securities/Derivatives Securities Intermediate Operation Day Quantity Price Volume (R$) Trading in the month Opening Balance Securities Characteristics Class “A” Preferred Share Agribusiness Receivables Certificates Closing Balance Securities Characteristics Class “A” Preferred Share Agribusiness Receivables Certificates Quantity Quantity Share Share 23.725 121 23.725 121 Company’s Name: Braskem S.A. ( ) Fiscal Council ( ) Technical or Advisory Bodies Opening Balance Securities Characteristics Quantity Company’s Name: PETROLEO BRASILEIRO S.A. PETROBRAS Common Share Trading in the month Closing Balance Structured Transaction Certificates Preferred Share 19.557 12.702 1 Share Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Resolution #44/2021 19.557 12.702 1 Share Derivatives Securities/Derivatives Share Share Derivatives Securities/Derivatives Securities Characteristics Share Securities/Derivatives Share Common Share Preferred Share Structured Transaction Certificates Quantity no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 ( ) Fiscal Council ( ) Technical or Advisory Bodies Securities/Derivatives no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Resolution #44/2021 In 10/30/2026 ( ) the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 ( x ) Group and Related Persons ( ) Controlling Shareholders ( ) Board of Directors ( x ) Management Securities/Derivatives Securities Intermediate Operation Day Quantity Price Volume (R$) In 10/30/2026 ( ) the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 ( x ) Group and Related Persons ( ) Controlling Shareholders ( ) Board of Directors ( ) Management Securities/Derivatives Securities Intermediate Operation Day Quantity Price Volume (R$) Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Resolution #44/2021 Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Resolution #44/2021 813 2.714 203 813 2.714 Trading in the month Closing Balance Other Share Real Estate Receivables Certificates Preferred Share Share Securities Characteristics Quantity Common Share Class “A” Preferred Share Trading in the month Closing Balance Securities Characteristics Quantity Share Common Share 0 0 0 Securities/Derivatives Share Securities/Derivatives Share 203 Quantity no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 Company’s Name: Braskem S.A. (x) Fiscal Council ( ) Technical or Advisory Bodies Opening Balance Other Securities/Derivatives no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 ( ) Fiscal Council Securities Characteristics Debentures Quantity Debentures ( ) Technical or Advisory Bodies Real Estate Receivables Certificates Preferred Share Securities/Derivatives Debentures Company’s Name: PETROLEO BRASILEIRO S.A. PETROBRAS Securities Characteristics Debentures Opening Balance In 10/30/2026 ( ) the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 ( x ) Group and Related Persons ( ) Controlling Shareholders ( ) Board of Directors ( ) Management Securities/Derivatives Securities Intermediate Operation Day Quantity Price Volume (R$) In 10/30/2026 ( ) the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 ( x ) Group and Related Persons ( ) Controlling Shareholders ( ) Board of Directors ( ) Management Securities/Derivatives Securities Characteristics Intermediate Operation Day Quantity Price Volume (R$) Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Resolution #44/2021 Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Resolution #44/2021 Quantity Share Class “A” Preferred Share Opening Balance Quantity Company’s Name: PETROLEO BRASILEIRO S.A. PETROBRAS Quantity Trading in the month Company’s Name: Braskem S.A. ( ) Fiscal Council (x) Technical or Advisory Bodies Opening Balance Securities Characteristics Quantity Class “A” Preferred Share Trading in the month 5.300 5.300 Closing Balance Securities/Derivatives Securities Characteristics Share Class “A” Preferred Share no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 ( x ) Fiscal Council ( ) Technical or Advisory Bodies Securities Characteristics 0 300 300 Securities/Derivatives Preferred Share Securities Characteristics Preferred Share Securities/Derivatives Share Share Closing Balance no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 Securities/Derivatives Share Management and Related Persons’ Trading of Securities Issued by the Company Article 11 – CVM Resolution #44/2021 In 10/30/2026 ( ) ( x ) the following transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 no transactions involving securities and derivatives were executed, pursuant to Article 11 - CVM Instruction #44/2021 Company’s Name: PETROLEO BRASILEIRO S.A. PETROBRAS Group and Related Persons ( ) Controlling Shareholders ( ) Board of Directors ( ) Management ( ) Fiscal Council (x) Technical or Advisory Bodies Securities/Derivatives Share Opening Balance Securities Characteristics Preferred Share Quantity 10.000 Trading in the month Securities/Derivatives Securities Intermediate Operation Day Quantity Price Volume (R$) Closing Balance Securities/Derivatives Share Securities Characteristics Preferred Share Quantity 10.000

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.